UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$750,000.00	$97.35 ***

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the Share Repurchase Program

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the aggregate amount of transaction value.

***	Previously Paid

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$97.35

Form or Registration No.:	Schedule 13E-3 File No. 005-03600

Filing Party:	SunLink Health Systems, Inc.

Date Filed:	October 16, 2019

INTRODUCTION

This Amendment No. 3 to Schedule 13E-3 amends and supplements the Schedule 13E-3 originally filed with the Securities and Exchange Commission (“SEC”) on October 16, 2019, Amendment No. 1 thereto filed with the SEC on October 25, 2019, and Amendment No. 2 thereto filed with the SEC on October 28, 2019 (together with any amendments and supplements thereto and the exhibits thereto and hereto, this “Schedule 13E-3”)and relates to a Share Repurchase Program (the “Program”) by SunLink Health Systems, Inc. (“SunLink” or the “Company”). At the recommendation of management of the Company, SunLink’s Board of Directors (the “Board”) approved and plans to implement the Program, which provides for the repurchase of up to $750,000 of the Company’s common shares, no par value (the “Shares”) from time to time, at prevailing market prices through open market transactions pursuant to Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the Program is to return capital to shareholders who wish to sell their shares, to increase the liquidity of the market for the shares during the pendency of the Program, and allow holders of the shares a purely voluntary opportunity to receive a return of some or all of their investment, in a tax efficient manner, if they so elect.

The Program and purchases thereunder possibly could have the effect of reducing the number of holders of record of shares, which, depending on the extent of the reduction, could permit the Company to deregister the shares under the Exchange Act and cease being a public reporting company (collectively, “Deregistration”). The Company cannot predict whether purchases of shares pursuant to the Program will result in, or are reasonably likely to result in, a reduction in the number of holders of record that would be sufficient to allow Deregistration. However, purchases of shares pursuant to the Program may result in a reduction in the number of shareholders of record such that the Company would be able to deregister. In such event, management might recommend and the Board might approve Deregistration if they conclude Deregistration is in the best interests of the Company. Management and the Board each currently believe that Deregistration could result in significant cost savings to the Company. As the Program may result in a potential Deregistration, the Company is treating the Program as a “purchase” within the meaning of Rule 13e-3 and has filed this Schedule 13E-3 (of which a Notice of Share Repurchase Program dated October 28, 2019 (the “Notice”) is an exhibit) with the SEC and is providing its shareholders with the same information as is required in a going private transaction intended to or which could reasonably be expected to result in Deregistration.

The information contained in the Notice, a copy of which is attached to this Schedule 13E-3 as Exhibit (a)(3)(A) is incorporated herein by reference in response to all of the items of this Schedule 13E-3 as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers “) is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is SunLink Health Systems, Inc. The address of its executive offices is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. The telephone number of the executive offices of SunLink is (770) 933-7000.

(b) Securities. The information set forth under “Introduction” in the Notice is incorporated herein by reference.

(c) Trading and Market Price. The Company’s common shares are traded on the NYSE Amex Equities exchange under the symbol “SSY.” The information set forth in Section 8 of the Notice (“Certain Company Information; Price Range of Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth in “Section 8 of the Notice (“Certain Company Information; Dividend Policy”) is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in Section 8 of the Notice (“Certain Company Information; No Recent Prior Public Offerings for Cash”) is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference. The information set forth in Section 15 of the Notice (“Miscellaneous”) is incorporated herein by reference.

(b) Business and background of entities. Not applicable.

(c) Business and background of natural persons. The information set forth in Section 11 of the Notice (“Certain Information About or Related to SunLink’s Executive Officers, Directors”) is incorporated herein by reference.

During the past five years, to the best of the Company’s knowledge, none of the persons covered by this response (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(d) Tender offer. Not applicable.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in following sections of the Notice regarding the material terms of the Program are incorporated herein by reference:

SUMMARY TERM SHEET

Section 1.	Certain Questions and Answers

SPECIAL FACTORS WITH RESPECT TO THE PROGRAM

Section 2.	Purpose of the Program

Section 3.	Alternatives to the Program; Prior Share Purchases

Section 4.	Reasons for the Program, sizing of the Program, and timing of the adoption of the Program

Section 5.	Potential Material Effects of the Program

Section 6.	Fairness of the Program

Section 7.	The Program

Section 8.	Certain Company Information

Section 9.	Source and Amount of Funds; Fees and Expenses

Section 10.	Certain Financial Information

Section 11.	Certain Information About or Related to SunLink’s Executive Officers, Directors

Section 12.	Interests of Directors and Executive Officers; Agreements, Transactions and Arrangement Concerning the Shares

Section 13.	Legal Matters; Regulatory Approvals

Section 14.	Material U.S. Federal Income Tax Consequences

Section 15.	Miscellaneous

FORWARD-LOOKING STATEMENTS

RELIANCE ON OTHER INFORMATION

(b) Purchases. The information set forth under “Important,” of the Notice, in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c) Different terms. The information set forth in the “Summary Term Sheet—Section 1,” of the Notice (“Certain Questions and Answers”), in Section 7 of the Notice (“The Program”) and in Section 14 of the Notice (“Certain United States Federal Income Tax Consequences”) is incorporated herein by reference.

(d) Appraisal rights. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference; as stated therein, the holders of SunLink’s shares are not entitled to appraisal rights in connection with the Program.

(e) Provisions for unaffiliated security holders. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference; as stated therein, no provisions have been made to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for listing or trading. Not applicable. The consideration offered in connection with the purchase of Shares pursuant to the Program is cash.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Significant corporate events. The information set forth in Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(c) Negotiations or contracts. The information set forth in Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(d) Conflicts of interest. The information set forth in Section 6 of the Notice (“Fairness of the Program”) and in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in “Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(c) Plans. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”); Section 5 of the Notice (“Potential Material Effects of the Program”), and Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(d) Subject company negotiations. Not applicable.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(b) Alternatives. The information set forth in Section 3 of the Notice (“Alternatives to the Program; Prior Shares Purchases”) is incorporated herein by reference.

(c) Reasons. The information set forth in the Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(d) Effects. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference. No security holder approval is required.

(d) Unaffiliated representative. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference. There is no unaffiliated representative.

(e) Approval of Directors. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 3 of the Notice (“Alternatives to the Program; Prior Shares Purchases”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference

(f) Other offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, opinion or appraisal. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal. Not applicable.

(c) Availability of documents. Not applicable; however, the information set forth in Section 15 of the Notice (“Miscellaneous”) is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of funds. The information set forth in Section 9 of the Notice (“Source and Amount of Funds; Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 7 of the Notice (“The Program”) is incorporated herein by reference.

(c) Expenses. The information set forth in Section 9 of the Notice (“Source and Amount of Funds; Fees and Expenses”) is incorporated herein by reference.

(d) Borrowed Funds. No part of the funds required for the Program is expected to be borrowed.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities ownership. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(a) Solicitation or recommendation. The information set forth under “Important” in the Notice, “Reliance on Other Information” in the Notice, in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Reasons. The information set forth under “Important” in the Notice, under “Reliance on Other Information” in the Notice, in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(c) Intent to tender. The information in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(d) Intent to tender or vote in a going private transaction. The information in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(e) Recommendations of others. The information set forth under “Important” in the Notice and “Reliance on Other Information” in the Notice is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial information. SunLink’s audited financial statements for the fiscal years ended June 30, 2019 and 2018 are incorporated herein by reference to Section 15 of the Notice (“Miscellaneous; Incorporation by Reference”) in the Notice which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2019; filed with the SEC on September 27, 2019.

SunLink’s unaudited financial statements for the fiscal quarters ended September 30, 2019 and 2018 are incorporated herein by reference and in Section 15 of the Notice (“Miscellaneous; Incorporation by Reference”) which incorporates by reference SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2019; filed with the SEC on November 14, 2019.

This Item 13(a) and the first paragraph of Section 15 of the Notice is hereby amend to read as follows:

The rules of the SEC allow us to “incorporate by reference” information into this Notice, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Notice incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about us.

Quarterly Report on Form 10-Q	Quarter Ended September 30, 2019; Filed on November 14, 2019.

Annual Report on Form 10-K	Fiscal Year ended June 30, 2019; Filed on September 27, 2019.

Definitive Proxy Statement on Schedule 14A	Filed on September 27, 2019.

(b) Pro forma information. This Item 13(b) and Section 10 of the Notice is hereby amended to amend the information previously set forth under the subheading Selected Historical and Pro Forma Financial Information to read as follows:

The following tables show (1) selected historical financial information about the Company for the fiscal years ended June 30, 2019 and 2018 and as of and for the three months ended September 30, 2019; (2) selected pro forma financial information as of and for the fiscal year ended June 30, 2019 and as of and for the three months ended September 30, 2019, assuming (a) the expenditure of the full funding authorized under the Program and the purchase of an estimated 657,000 shares pursuant to the Program at an assumed purchase price equal to $1.14, the reported average closing market price for the shares for the week ended October 11, 2019; (b) the payment of the fees and expenses related to the offer of approximately $64,000; and (c) the prepayment of debt of $2,500,000. The selected unaudited pro forma financial information assumes that the expenditure of funds for the purchase of shares authorized for purchase under the Program and the assumed number of shares purchased was completed at the beginning of our fiscal 2019 fiscal year for the statement of operations data and at June 30, 2019 and September 30, 2019, respectively, for balance sheet information.

The selected unaudited pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Program had been completed at the dates indicated or that may be obtained at any date in the future. The following selected unaudited pro forma consolidated financial data is based on available information and various estimates and assumptions. We believe that these assumptions provide a reasonable basis for presenting all of the significant effects of the Program and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial information. We have included the following unaudited pro forma financial information solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the impact of the Program on the Company. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Notice under “Forward Looking Statements” and incorporated by reference herein from the Company’s Annual Report on Form 10-K.

The following selected historical financial data has been derived from our historical financial statements included in our Annual Report on Form 10-K for the Year Ended June 30, 2019 and our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2019 which has been filed with the SEC, and should be read in conjunction with those financial statements.

SunLink Selected Historical Financial Data

(All amounts in thousands, except per share amounts)

	As of and for the Fiscal Years Ended June 30,		As of and for the Three Months Ended September 30,
	2019	2018	2019	2018
Net Revenues	$45,618	$45,209	$11,652	$10,207
(Loss) from continuing operations	(1,996)	(226)	(143)	(786)
Net (loss)	(1,754)	(1,593)	(261)	(880)
(Loss) per share from continuing operations
Basic	(0.28)	(0.03)	(0.02)	(0.11)
Diluted	(0.28)	(0.03)	(0.02)	(0.11)
Net (loss) per share:
Basic	(0.25)	(0.19)	(0.04)	(0.12)
Diluted	(0.25)	(0.19)	(0.04)	(0.12)
Other long-term assets	2,518	7,170	3,556	2,648
Total Assets	24,419	26,176	25,811	25,713
Long-term debt, including current maturities, net of debt issuance cost	2,963	3,058	2,887	2,997
Other noncurrent liabilities	839	1,336	1,641	1,271
Shareholders’ equity	$15,043	$17,186	14,810	16,307
Book value per share	$2.15	$2.34	$2.12	$2.22

	Unaudited Pro Forma Financial Data			Unaudited Pro Forma Financial Data
	(All amounts in thousands, except for per share)			(All amounts in thousands, except for per share)

	As of June 30, 2019			As of September 30, 2019
	As Reported	Share Repurchase Program and Debt Prepayment Pro Forma Adjustments	Pro Forma Results	As Reported	Share Repurchase Program and Debt Prepayment Pro Forma Adjustments	Pro Forma Results
Cash and cash equivalents	$7,742	$(3,314)	$4,428	$7,670	(3,314)	$4,356
Other current assets	8,916		8,916	9,396	—	9,396
Total current assets	16,658	(3,314)	13,344	17,066	(3,314)	13,752
Long-term assets	7,761		7,761	8,745		8,745
Total assets	24,419	(3,314)	21,105	$25,811	(3,314)	22,497
Current liabilities	8,410	(2,340)	6,070	9,245	(2,340)	6,905
Long-term liabilities	966		966	1,756		1,756
Total shareholders’ equity	15,043	(974)	14,069	14,810	(974)	13,836
Total liabilities and shareholders’ equity	$24,419	$(3,314)	$21,105	25,811	(3,314)	22,497
Book value per share	$2.15		$2.22	$2.12		$2.19

	Unaudited Pro Forma Financial Data (all amounts in Thousands, except for per share) For the Fiscal Year Ended June 30, 2019				Unaudited Pro Forma Financial Data (all amounts in Thousands, except for per share) For the Three Months Ended September 30, 2019
	As Reported	Share Repurchase Program and Debt Repayment Pro Forma Adjustments		Pro Forma Results	As Reported	Share Repurchase Program and Debt Prepayment Pro forma Adjustments	Pro Forma Results
Net revenues	$45,618	$		$45,618	$11,652	$—	$11,652
Operating (loss)	(2,314)			(2,314)	(220)	(119)	(339)
(Loss) from Continuing Operations before income taxes	(2,078)		2	(2,080)	(143)	(119)	(262)
(Loss) from Continuing Operations	$(1,996)		$2	$(1,994)	(143)	(119)	(262)
(Loss) per Share from Continuing Operations:
Basic	$(0.28)			$(0.31)	$(0.02)		$(0.04)
Diluted	$(0.28)			$(0.31)	$(0.02)		$(0.04)
Weighted-average shares outstanding:
Basic	7,149		(657)	6,492	6,987	(657)	6,330
Diluted	7,149		(657)	6,492	6,987	(657)	6,330
Earnings to Fixed Charges	(8.62)			(26.28)	(2.47)		(15.41)

(c) Summary information. This Item 13(c) and Section 10 of the Notice is hereby amended to amend the information previously set forth herein and therein to include the information set forth under Item 13(c) above.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or recommendations. Not applicable.

(b) Employees and corporate assets. The Company’s Chief Executive Officer, Chief Financial Officer, and Corporate Secretary are the primary employees of the Company involved in preparing and reviewing this Schedule 13E-3, the Exhibits hereto, the information incorporated by reference herein and therein, and arranging for the dissemination of the Notice to the Company’s shareholders.

ITEM 15.	ADDITIONAL INFORMATION

The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (f); (g) See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: November 15, 2019	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(3)(A)	Notice of Share Repurchase Program, dated October 28, 2019 (incorporated by reference from Exhibit (a)(3)(A) to Amendment No. 2 to Schedule 13E-3 filed October 28, 2019). (Commission File No. 191173250).

(a)(5)(A)	Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2019 filed November 14, 2019 (Commission File No. 191218892) (incorporated by reference).

(a)(5)(B)	Annual Report on Form 10-K for the Year Ended June 30, 2019 filed September 27, 2019 (Commission File No. 191122160) (incorporated by reference).

(a)(5)(C)	Definitive Proxy Statement on Schedule 14A, dated September 27, 2019 filed September 27, 2019 (Commission File No. 191122279) (incorporated by reference).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement of Understanding, dated June 28, 2007, between Christopher H. B. Mills and SunLink Health Systems, Inc. (incorporated by reference from Exhibit 99.2 of the Company’s Report on Form 8-K filed July 16, 2007). (Commission File No. 07982325).

(d)(2)	Shareholder Rights Agreement dated as of February 10, 2004, between SunLink Health Systems, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 27, 2014). (Commission File No. 14647348).

(d)(3)	Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016 (incorporated by reference from Exhibit 4.2 of the Company’s Report on Form 8-K filed September 29, 2016). (Commission File No. 161910046).

(d)(4)	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.